EXHIBIT 13.1

Selected Financial Information included in Registrant’s 2013 Annual Report to Shareholders.

Dollars in thousands, except per-share amounts	2013(b) (e) (f)	2012(e) (f)	2011(e) (f)	2010(e) (f)	2009(b)(e)(g)
Operating Results:
Net sales	$818,811	$825,287	$817,056	$799,794	$748,635
Gross profit (b) (e)	$187,339	$195,185	$168,739	$168,013	$133,145
Gross profit margin	22.9%	23.7%	20.7%	21.0%	17.8%
Selling, general and administrative expenses	$109,981	$113,896	$105,545	$97,390	$94,900
Income from operations (IFO) (b) (e)	$72,499	$81,289	$63,475	$68,821	$36,614
IFO margin	8.9%	9.8%	7.8%	8.6%	4.9%
Other income (expense) (e) (f)	$1,207	$(30,887)	$5,228	$58,018	$4,053
Earnings before interest and income taxes (EBIT) (b) (e) (f)	$73,706	$50,402	$68,703	$126,839	$40,667
EBIT margin	9.0%	6.1%	8.4%	15.9%	5.4%
Interest expense (g)	$32,006	$37,727	$43,419	$45,171	$66,705
Income (loss) before income taxes (b) (e) (f) (g)	$41,700	$12,675	$25,284	$81,668	$(26,038)
Provision for income taxes	$13,241	$5,709	$1,643	$11,582	$2,750
Effective tax rate	31.8%	45.0%	6.5%	14.2%	(10.6)%
Net income (loss) (b) (e) (f) (g)	$28,459	$6,966	$23,641	$70,086	$(28,788)
Net income margin	3.5%	0.8%	2.9%	8.8%	(3.8)%

Per-Share Amounts:
Diluted net income (loss)(b) (e) (f) (g)	$1.31	$0.33	$1.14	$3.51	$(1.90)
Dividends paid	$—	$—	$—	$—	$—

Other Information:
EBIT	$73,706	$50,402	$68,703	$126,839	$40,667
Depreciation & amortization (b)	$43,969	$41,471	$42,188	$41,115	$43,166
EBITDA (c) (e) (f)	$117,675	$91,873	$110,891	$167,954	$83,833
EBITDA margin	14.4%	11.1%	13.6%	21.0%	11.2%
Adjusted EBITDA (c) (h)	$134,401	$132,404	$113,089	$114,958	$90,141
Adjusted EBITDA margin	16.4%	16.0%	13.8%	14.4%	12.0%

Employees	6,437	6,663	6,907	7,005	6,857

Balance Sheet Data:
Total assets	$829,990	$802,176	$799,569	$818,971	$791,514
Total liabilities	$699,181	$777,700	$771,789	$807,705	$858,421
Working Capital (a)	$173,050	$172,687	$175,145	$181,152	$170,900
% of net sales	21.1%	20.9%	21.4%	22.6%	22.8%
Total borrowings - net	$411,903	$466,467	$397,360	$447,125	$515,239

Cash Flow Data:
Net cash provided by operating activities	$72,729	$8,497	$55,351	$47,699	$102,148
Capital expenditures	$49,407	$32,720	$41,420	$28,247	$17,005
Proceeds from asset sales and other	$81	$647	$17,700	$—	$265
Payment of interest on New PIK Notes	$—	$—	$—	$29,400	$—
Free Cash Flow (d)	$23,403	$(23,576)	$31,631	$48,852	$85,408
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(a)	Defined as net inventory plus net accounts receivable, excluding receivable on furnace malfunction insurance claim, less accounts payable.
(b)
Includes $1,699 in 2013 of depreciation expense included in restructuring charges related to the capacity realignment at our Shreveport, Louisiana manufacturing facility, net of $(166) depreciation related to our furnace malfunction in Toledo, Ohio. Also, 2009 includes $705 of increased depreciation expense included in restructuring charges relating to the Syracuse, New York manufacturing facility closure.

(c)
We believe that EBITDA (earnings before interest, taxes, depreciation and amortization) and Adjusted EBITDA (adjusted earnings before interest, taxes, depreciation and amortization), non-GAAP financial measures, are useful metrics for evaluating our financial performance, as they are measures that we use internally to assess performance.

(d)
We believe that Free Cash Flow [net cash provided by operating activities, less capital expenditures, plus proceeds from asset sales and other and payment of interest on New PIK Notes], is a useful metric for evaluating our financial performance, as it is the measure that we use internally to assess performance.

(e)
Includes special charges of $19,663, $4,306 and $2,515 in 2013, 2012 and 2011, respectively and disclosed in notes 5, 7, 9, 12 and 18 to the Consolidated Financial Statements. In 2012, we also incurred charges of $5,150 for severance. In 2011, we also incurred charges of $2,722 for CEO transition expenses, $1,105 for severance and $(84) for restructuring charges. In 2010, we incurred $2,498 of restructuring charges related to the closure of Syracuse, New York, manufacturing facility, our Mira Loma, California, distribution center and the decorating operations at our Shreveport, Louisiana, manufacturing facility, $1,047 in equity offering fees, and a $2,696 write down of certain after-processing equipment within our EMEA segment, net of a $945 insurance claim recovery recorded in the Americas segment. In 2009, we incurred $3,823 related to the closure of Syracuse, New York, manufacturing facility, our Mira Loma, California, distribution center and the decorating operations at our Shreveport, Louisiana, manufacturing facility and $3,190 in pension settlement charges.

(f)
Includes $(2,518), $(31,075), $(2,803) and $58,292 for (loss) gain on redemption of debt in 2013, 2012, 2011 and 2010, respectively. In 2013, we also incurred a net gain of $3,922 on a furnace malfunction at our Toledo, Ohio manufacturing facility. Also, 2011 includes a gain of $6,863 on the sale of land at our Libbey Holland facility and sale of substantially all of the assets of Traex.

(g)	Interest expense includes a special charge of $2,700 in 2009 to write off finance fees incurred in connection with the exchange of the old PIK Notes.
(h)	Excludes items noted in (e) and (f) above.